SILVERMAN SHIN & BYRNE PLLC Wall Street Plaza 22nd Floor 88 Pine Street NEW YORK, NY 10005 212.779.8600 Facsimile: 212.779.8858	New Jersey 19 Engle Street Tenafly, NJ 07670 (201) 567-4969

September 6, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc. (formerly Hemispherx Biopharma, Inc.)
Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of AIM ImmunoTech Inc. we file herewith a registration statement on Form S-1.

Please direct any questions or comments to the undersigned, Richard Feiner, Esq., 646 822-1170 (rfeiner@silverfirm.com) or John Shin, Esq., 646 822-1165 (jshin@silverfirm.com).

Very truly yours,

/s/ Richard Feiner
Richard Feiner

cc: AIM ImmunoTech Inc..